SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 6
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 7
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SEDGWICK GROUP PLC
                         (NAME OF SUBJECT COMPANY)

                      MARSH & MCLENNAN COMPANIES, INC.
                                  (BIDDER)

                    ORDINARY SHARES OF 10 PENCE EACH AND
             AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FIVE
                      ORDINARY SHARES AND EVIDENCED BY
                        AMERICAN DEPOSITARY RECEIPTS
                       (TITLE OF CLASS OF SECURITIES)
                        815673108 (ORDINARY SHARES)
                   315673207 (AMERICAN DEPOSITARY SHARES)
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                            GREGORY F. VAN GUNDY
                       GENERAL COUNSEL AND SECRETARY
                        1166 AVENUE OF THE AMERICAS
                       NEW YORK, NEW YORK 10036-2774
                               (212) 345-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
         TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 COPIES TO:

        DAVID J. FRIEDMAN                           MARK RAWLINSON
        MICHAEL E. HATCHARD                          FRESHFIELDS
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP           65 FLEET STREET
        919 THIRD AVENUE                       LONDON EUY 1HS, ENGLAND
      NEW YORK, NEW YORK 10022                  (011) 44-171-936-4000
         (212) 735-3000



           Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on
 Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase all of the outstanding (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of pound sterling11.25 in cash per Sedgwick ADS. This Amendment No. 6 to the
 Schedule 14D-1 also constitutes Amendment No. 7 to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

 Item 10.  Additional Information.

      Items 10(b), (c) and (e) are hereby amended and supplemented by incorporation by reference therein of the press release issued by Marsh & McLennan and Sedgwick on October 26, 1998, a copy of which is filed as Exhibit (a)(18) hereto.

      Item 10(f) is hereby amended and supplemented by incorporation by reference therein of the notice published in the Wall Street Journal on October 26, 1998, a copy of which is filed as Exhibit (a)(19) hereto.

 Item 11   Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

      (a)(18) Text of press release of Marsh & McLennan and Sedgwick, dated October 26, 1998.

      (a)(19)   Notice published in the Wall Street Journal on October 26,
                1998.


                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          MARSH & McLENNAN COMPANIES, INC.


                          By: /s/ Gregory F. Van Gundy
                              _____________________________
                              Name:  Gregory F. Van Gundy
                              Title: General Counsel and Secretary


 Dated:  October 26, 1998


                               EXHIBIT INDEX


      (a)(18) Text of press release of Marsh & McLennan and Sedgwick, dated October 26, 1998.

      (a)(19)   Notice published in the Wall Street Journal on October 26,
                1998.